UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aravive, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

03890D108

(CUSIP Number)

Fredric N. Eshelman

319 North Third Street, Suite 301

Wilmington, North Carolina 28401

with a copy to:

Gregory P. Patti Jr., Esq.

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, New York 10281

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	SCHEDULE 13D	Page 2 of 6 Pages

1.	Name of Reporting Person Eshelman Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization North Carolina
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,806,098
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,806,098
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,806,098
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6%(1)
14.	Type of Reporting Person OO

(1) Calculated based on 19,371,745 shares outstanding of common stock, $0.0001 par value per share (the “Common Stock”), of Aravive, Inc., a Delaware corporation (the “Issuer”), which includes 16,496,745 shares outstanding as of February 12, 2021 as set forth in Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 16, 2021 and 2,875,000 shares of common stock issued to the Reporting Person pursuant to the Securities Purchase Agreement described further below.

CUSIP No. 03890D108	SCHEDULE 13D	Page 3 of 6 Pages

1.	Name of Reporting Person Fredric N. Eshelman
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power 26,755
	8.	Shared Voting Power 3,806,098
	9.	Sole Dispositive Power 26,755
	10.	Shared Dispositive Power 3,806,098
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,832,853
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.8%(2)
14.	Type of Reporting Person IN

(2) Calculated based on 19,398,500 shares outstanding of common stock, $0.0001 par value per share (the “Common Stock”), of Aravive, Inc., a Delaware corporation (the “Issuer”), which includes 16,496,745 shares outstanding as of February 12, 2021 as set forth in Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 16, 2021, 2,875,000 shares of common stock issued to the Reporting Person pursuant to the Securities Purchase Agreement described further below and 26,755 options granted to Dr. Eshelman and exercisable in accordance to the respective vesting schedules described further below.

CUSIP No. 03890D108	SCHEDULE 13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed on April 16, 2020 by the Reporting Persons relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 1, 2020, Dr. Eshelman was granted (i) 7,500 options for his service as Chairman of the board of directors of the Issuer (the “Board”), 417 of which vested immediately, with the remaining 6,083 vesting pro rata on a monthly basis over thirty-four (34) months; and (ii) 3,226 options for his service as Chairman of the Board, all of which have vested.

On September 14, 2020, Dr. Eshelman was granted a total of 16,029 options for his service as Chairman of the Board, all of which vest pro rata on a monthly basis commencing on October 14, 2020 with full vesting, if not fully vested by October 14, 2021, on the date of the Issuer’s 2021 annual meeting of stockholders.

The Reporting Persons are filing this Schedule 13D as a result of their holdings of 2,875,000 shares of Common Stock purchased on February 12, 2021 by Eshelman Ventures for $7.29 per share (the “February 2021 Purchased Shares”) for an aggregate purchase price of $20,958,750. Such purchase was made pursuant to the Securities Purchase Agreement entered into on February 12, 2021, by and among Eshelman Ventures and the Issuer (the “Securities Purchase Agreement”). Eshelman Ventures purchased the February 2021 Purchased Shares using its investment capital or funds under management.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The February 2021 Purchased Shares have been acquired for investment purposes pursuant to the Securities Purchase Agreement, as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of February 2021 Purchased Shares and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated as described in footnotes 1 and 2 to the cover pages to this Schedule 13D.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of February 2021 Purchased Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Reference is made to the discussion in Item 3. The transaction described in this Item 5(c) was reported on Form 4 filed with the SEC pursuant to Section 16 of the Act and is available on the SEC’s website at www.sec.gov.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any February 2021 Purchased Shares.

(e) Not Applicable.

CUSIP No. 03890D108	SCHEDULE 13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 12, 2021, the Issuer and the Reporting Persons entered into a Securities Purchase Agreement relating to the February 2021 Purchased Shares.

The issuance and sale of the February 2021 Purchased Shares was made pursuant to the Issuer’s effective registration statement on Form S-3, as amended (File No. 333-248612), as previously filed with the Securities and Exchange Commission (the “SEC”), and a related prospectus supplement, filed with the SEC on February 16, 2021. The closing of the Offering is anticipated to occur on February 18, 2021, subject to customary closing conditions.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of the Securities Purchase Agreement and as of a specific date, were solely for the benefit of the parties to the Securities Purchase Agreement, and may be subject to limitations agreed upon by the parties.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 16, 2021 and which agreement is incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 7 of this statement).

Exhibit 10.1	Securities Purchase Agreement between Eshelman Ventures and the Issuer, dated February 12, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on February 16, 2021).

CUSIP No. 03890D108	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2021

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF THIS AMENDMENT NO. 1 TO SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to Amendment No. 1 to Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule jointly on behalf of each such party.

Date: February 18, 2021

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ESHELMAN VENTURES, LLC

By:	/s/ Fredric N. Eshelman
Name:	Fredric N. Eshelman
Title:	Managing Member

/s/ Fredric N. Eshelman
Fredric N. Eshelman